

INVEST IN **ELO AUDIO**

elo transforms company documents into collaborative audio feeds

elo audio

eloaudio.com Delaware City DE

Software · Technology · Artificial Intelligence · Female Founder · App

LEAD INVESTOR

Gale Wilkinson

We are investing in Elocance because 1) the product is significantly differentiated in the vertical for its text-to-speech transcription services and its shareable playlist functionality; 2) the company generated $30,000+ in revenue in 2021 while the product has been in beta (it has not publicly launched); and 3) the founding team has previous entrepreneurial experience and complementary skill sets in operations, marketing, and technical development. We also believe it's a positive that they were recently accepted into Techstars and management anticipates raising a seed round upon completion of the Techstars program. We are excited about this opportunity!

Invested $5,000 this round

Highlights

1. Founders have previous exits and decades of experience in startups, marketing and voice tech
2. 100K registered users, 3K WAU
3. $2K MRR (early revenue)
4. 1st teams signing on and paying

4. 1st teams signing on and paying

5. 1 pilot with big pharma

Our Team



Sabina Khilnani   Cofounder, CEO

Former Head of Strategy at WP Narrative, 15+ years of consumer marketing & sales experience. 22 marketing awards, finalist at SXSW Interactive 2017, Mobile World Congress 2018 speaker. Alumni of INSEAD (executive MBA)

> We were remote workers long before the pandemic and we see an opportunity to modernize work tools that don't serve us anymore.



Alexis Botaya   Co-founder

Founder of Soon Soon Soon (+500K users), exit in 2016. Engineer, serial entrepreneur in the field of content innovation.

Pitch